SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended October 31, 1998

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from                    to

Commission file number 1-5842

      A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Employees’ Stock Purchase Plan

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

Items 1 and 2.  Financial Statements

Page Number
In This Report

Independent Auditors’ Report	F-1
Statements of Net Assets Available for Benefits — Years ended October 31, 1998 and 1997	F-2
Statements of Changes in Net Assets Available for Benefits — Years ended October 31, 1998 and 1997	F-3
Notes to Financial Statements	F-4

Supplemental Schedules:
Line 27(a) — Schedule of Assets Held for Investment Purposes	F-7
Line 27(d) — Schedule of Reportable Transactions	F-8

Exhibits

Consent of KPMG LLP, Independent Auditors	F-9

Consent of Ernst & Young LLP, Independent Auditors	F-10

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN
(Name of Plan)

By:	JAMES P. O’NEIL

(James P. O’Neil, Individual Trustee)

Dated: November 5, 1999

INDEPENDENT AUDITORS’ REPORT

The Trustees

BOWNE & CO., INC.
  EMPLOYEES’ STOCK PURCHASE PLAN:

      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of October 31, 1998 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of and for the year ended October 31, 1997 were audited by other auditors whose report dated January 27, 1998 expressed an unqualified opinion on these statements.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Employees’ Stock Purchase Plan at October 31, 1998 and the results of its operations for the year then ended in conformity with generally accepted accounting principles.

KPMG LLP

August 1, 1999

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED OCTOBER 31, 1998 AND 1997

	1998	1997

Assets:

Cash	$72,864	$654,084

Contributions receivable from participating companies	1,191,000	321,746

Investment in Bowne & Co., Inc. common stock, at market value — 1,088,886 shares in 1998 and 1,011,040 shares in 1997 (cost — $11,816,398 in 1998 and $9,048,239 in 1997)	15,108,296	17,945,960

Total assets	16,372,160	18,921,790

Liabilities:

Loans from participating company (note 5)	100,000	—

Accrued expenses	26,737	26,500

Total liabilities	126,737	26,500

Net assets available for benefits (note 6)	$16,245,423	$18,895,290

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED OCTOBER 31, 1998 AND 1997

	1998	1997

Investment income:

Net (depreciation) appreciation in market value of investments	$(3,824,891)	$6,123,963

Dividend income from Bowne & Co., Inc.	145,270	173,643

	(3,679,621)	6,297,606

Contributions by:

Employees	2,918,958	2,427,855

Participating companies	1,459,480	1,213,928

Total contributions	4,378,438	3,641,783

Total additions	698,817	9,939,389

Less:

Distributions to former participants	3,294,763	2,279,727

Administrative expenses	53,921	51,865

Total deductions	3,348,684	2,331,592

Net (decrease) increase	(2,649,867)	7,607,797
Net assets available for benefits

Beginning of year	18,895,290	11,287,493

End of year	$16,245,423	$18,895,290

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

October 31, 1998 and 1997

(1) Plan Description

      The Employees’ Stock Purchase Plan (the “Plan”) became effective June 21, 1973 and is a qualified plan under the Internal Revenue Code (the “IRC”). The Trust Department of an independent third party bank is the Plan’s trustee.

      Employees of Bowne & Company, Inc. (the “Company”) and its participating subsidiaries are generally eligible to participate in the Plan by working on a full-time basis (over 25 hours per week on a regular basis) in a participating Company office.

      Operations of the Plan are funded through contributions received from participating employees of the Company and its subsidiaries which have adopted the Plan and through contributions by the participating companies equal to 50% of their employees’ contributions. Participation in the Plan is voluntary. For the years ended October 31, 1998 and 1997, participants could contribute up to $200 per month.

      Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

      The Plan provides for 100% vesting in Company contribution in the event of death, permanent or total disability, and retirement, or upon the completion of five years of service. The nonvested portion of a participant’s account at the time of termination is returned to the contributing employer. In 1998 and 1997, employer contributions were reduced by $128,962 and $67,450, respectively, as a result of the forfeiture of nonvested amounts.

      Benefit payments shall be made in the form of full shares of common stock, plus cash in lieu of any fractional shares and cash for participant contributions made to the trust fund since the end of the preceding Plan quarter.

      As of October 31, 1998, the participating companies in the Plan were as follows:

Bowne of Atlanta, Inc.

Bowne of Boston, Inc.
Bowne of Chicago, Inc.
Bowne of Cleveland, Inc.
Bowne of Dallas, L.P.
Bowne of Los Angeles, Inc.
Bowne of New York City, Inc.
Bowne of Phoenix, Inc.
Bowne of South Bend, Inc.
Bowne Business Communications, Inc.
Bowne Business Solutions, L.L.C.
Bowne Digital Solutions, L.L.C.
Bowne Global Solutions, Inc.
Bowne Information Services, Inc.
FundSmith, L.L.C.

      The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary after the payment of all liabilities and expenses at the time as prescribed by the Plan terms, the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (“ERISA”).

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(2) Summary of Significant Accounting Policies

      The following are the significant accounting policies followed by the Plan:

  Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

  Investment Valuation

      The assets of the Plan are recorded at market value, measured by the closing price listed by the American Stock Exchange. During 1998, the Company announced a 2 for 1 stock split. Shares held at October 31, 1997 have been restated for this split. Purchases and sales of securities are recorded on a trade-date basis.

      Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.

  Expenses

      The Plan pays its direct administrative expenses. The Company provides administrative services to the Plan without charge.

  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Tax Status

      The Internal Revenue Service has determined and informed the Company by letter dated August 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4) Related Party Transaction

      In September 1998, the Company loaned the Plan $100,000 for the purpose of purchasing Company stock. The loan was noninterest-bearing and was repaid in January of 1999.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5) Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500.

	October 31,

	1998	1997

Net assets available for Plan benefits per the financial statements	$16,245,423	$18,895,290

Amounts allocated to withdrawing participants	(66,713)	(61,186)

Net assets available for Plan benefits per Form 5500	$16,178,710	$18,834,104

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.

Year ended
October 31,
1998

Benefits paid to participants per the financial statements	$3,294,763

Add: Amounts allocated to withdrawing participants at October 31, 1998	66,713

Less: Amounts allocated to withdrawing participants at October 31, 1997	(61,186)

Benefits paid to participants per the Form 5500	$3,300,290

(6) Year 2000 Issue (Unaudited)

      The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000-compliant. The Company currently expects the project to be substantially complete by late 1999. The Company does not expect this project to have a significant effect on Plan operations.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

LINE 27(a) — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

OCTOBER 31, 1998

Description	Cost	Current value

* Bowne & Co., Inc. common stock — 1,088,886 shares	$11,816,398	$15,108,296

*	A party-in-interest as defined by ERISA.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

LINE 27(d) — SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED OCTOBER 31, 1998

		Number	Purchase	Selling
Identity	Description	of shares	price	price	Cost	Gain

* Bowne & Co., Inc	common stock	248,562	$4,295,016	—	—	—

Bowne & Co., Inc	common stock	170,716	—	$3,300,290	$1,526,841	$1,773,449

*	A party-in-interest as defined by ERISA.

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the

  Bowne & Co., Inc. Employees’ Stock Purchase Plan

      We consent to the incorporation by reference in the Registration Statement (No. 33-35810) on Form S-8 of the Bowne & Co., Inc. Employees’ Stock Purchase Plan of our report dated August 1, 1999 relating to the statements of net assets available for benefits, as of October 31, 1998, and the related statements of changes in net assets available for benefits for the years then ended, and all the related schedules; which report appears in the October 31, 1998 Annual Report on Form 11-K of Bowne & Co., Inc. Employees’ Stock Purchase Plan.

KPMG LLP

New York, New York

August 1, 1999

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the

     Bowne & Co., Inc. Employees’ Stock Purchase Plan

      We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35810) pertaining to the Employees’ Stock Purchase Plan of Bowne & Co., Inc. of our report dated January 27, 1998, with respect to the financial statements of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of and for the year ended October 31, 1997 included in this Annual Report (Form 11-K) as of and for the year ended October 31, 1998.

ERNST & YOUNG LLP

New York, New York

November 5, 1999